Exhibit 4(i)
ESTATE PRESERVATION RIDER
(FOUR YEAR TERM INSURANCE RIDER – LAST SURVIVOR)
This Rider (“Rider”) becomes a part of the policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this Rider’s terms apply to this Rider.
Rider Benefit Summary – This Rider provides a Death Benefit equal to the Face Amount of this Rider in the event that both Insureds under the Policy die during the first four policy years. The Face Amount of this Rider is shown in the Policy Specifications, and cannot be increased. The Face Amount of this Rider is separate from the Total Face Amount of the Policy and does not contribute to the Total Face Amount of the Policy. The Face Amount of this Rider does not comprise a Coverage Layer under the Policy.
This Rider is intended solely to provide a Death Benefit in the event that both Insureds under the policy die during the first four policy years, and is not guaranteed to offset any estate or other tax liability.
Effective Date – This Rider is effective on the Policy Date and continues for four policy years. It cannot be renewed.
Insureds – As used in this Rider, the “Insureds” are the two individuals covered under the policy.
Charge for this Rider – There is no charge for this Rider.
Conversion – This Rider is not convertible.
Termination – This Rider will terminate on the earliest of:
•	your Written Request; or
•	termination of the policy; or
•	four years from the Policy Date.
General Conditions – As applied to this Rider, the periods stated in this Policy’s Incontestability and Suicide provisions will start with the effective date of this Rider.
Signed for Pacific Life Insurance Company,

President and Chief Executive Officer	Secretary